February 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Gabor
Division of Corporation Finance

Re:	BioPharmX Corporation
Preliminary Proxy Statement
Filed February 10, 2017

Ladies and Gentlemen:

On behalf of BioPharmX Corporation (the “Company”), we are responding to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed to us during a telephone conference with the Staff on February 17, 2017. The Staff has requested that the Company state, with respect to Proposals 1 and 2 of the Preliminary Proxy Statement filed by the Company on February 10, 2017 (the “Preliminary Proxy Statement”), that the Company has no plans, arrangements or understandings to use the additional authorized shares, except as disclosed.  In response to the Staff’s request, we advise the Staff that the Company will include the following statement on pages 6 and 9 in each of Proposals 1 and 2 in an amended Preliminary Proxy Statement that the Company will file with the Commission:

At present, other than allowing for the exercise the Company’s issued and outstanding warrants as described in the Authorized Share Increase Proposal (Proposal 1) and granting equity incentives for our employees as described in the Plan Increase Proposal (Proposal 3), our board of directors has no immediate plans, arrangements or understandings to issue the additional shares of common stock. However, we desire to have the shares available to provide additional flexibility to use our common stock for business and financial purposes in the future as well to have sufficient shares available to provide appropriate equity incentives for our employees.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in my absence, Niki Fang, Esq. at (650) 335-7252.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

cc:

Anja Krammer, President

BioPharmX Corporation